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                               June 27, 2024

       Anton D. Nikodemus
       Chief Executive Officer
       Seaport Entertainment Group Inc.
       199 Water Street
       28th Floor
       New York, NY 10038

                                                        Re: Seaport
Entertainment Group Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12B
                                                            Filed June 18, 2024
                                                            File No. 001-42113

       Dear Anton D. Nikodemus:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-B, Filed June 18,
2024

       Information Statement
       Unaudited Pro Forma Combined Financial Statements
       Unaudited Pro Forma Combined Balance Sheet, page 57

   1. You state the terms of the new mortgage payable will require 17.5% of refinanced debt balance as cash
collateral in the escrow account as a deposit. However, it is not clear if this is reflected in
the pro forma balance sheet. Please advise and revise as appropriate.
       Liquidity and Capital Resources, page 83

   2. You disclose in connection with the Refinanced 250 Water Street Term Loan you will enter into a total
return swap. Please discuss your business purpose for entering into this swap and the specific
transactions/activities you must perform in the operation of the swap, including whether
you will be a payer or recipient of funds and the basis for
                                                        payments/receipts. In
doing the latter, discuss the expected impacts of the swap on your
 Anton D. Nikodemus
Seaport Entertainment Group Inc.
June 27, 2024
Page 2
      liquidity, financial position, cash flows and results. After considering the preceding, include material impacts of the swap in the pro forma financial information as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameAnton D. Nikodemus
                                                           Division of
Corporation Finance
Comapany NameSeaport Entertainment Group Inc.
                                                           Office of Trade &
Services
June 27, 2024 Page 2
cc:       Julian Kleindorfer
FirstName LastName